Exhibit 21.01
SUBSIDIARIES OF BROOKE CAPITAL CORPORATION
     The following is a list of the direct and indirect subsidiaries of Brooke Capital Corporation, a Kansas corporation. All active subsidiaries do business under their corporate names listed above or close derivatives thereof, except as indicated in the notes:

Jurisdiction in
Subsidiary Name (1)		which organized
1)	Brooke Investments, Inc.	Kansas (1)
2)	Brooke Agency, Inc.	Kansas (1)
3)	The American Heritage, Inc.	Kansas (1)
4)	The American Agency, Inc.	Kansas (1)
5)	Brooke Funeral Services Company, LLC	Delaware (1)
6)	Brooke Life and Health, Inc.	Kansas (1)
7)	First Brooke Insurance and Financial Services, Inc.	Texas (1)
8)	First Life America Corporation	Kansas (1)
9)	Brooke Capital Advisors, Inc.	Kansas (1)
10)	First Capital Venture, Inc.	Kansas (1)

Notes to Subsidiaries of Brooke Capital Corporation:

(1)	All entities are wholly owned subsidiaries of Brooke Capital Corporation.